FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


          LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX
               01, FRANCE (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------

          GENESYS ANNOUNCES FIRST-QUARTER PRELIMINARY UNAUDITED RESULTS
                        FOR GENESYS, VIALOG AND COMBINED;

                          SIGNIFICANT NEW BUSINESS WIN
               WITH MAJOR GLOBAL AND US TELECOMMUNICATION CARRIER


Montpellier, France--May 3, 2001--Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, today announced preliminary unaudited results for the first quarter ended March 31, 2001, for Genesys and Vialog Corporation independently, and as combined companies. The results are based on U.S. GAAP; results presented under French GAAP do not present any material differences. The Vialog acquisition was completed on April 25 and will be consolidated from May 1, 2001.

Organic Growth and Automation Boost First-Quarter Revenues

Genesys revenues for the first quarter increased 32% to Euros 27.0 million (U.S. $24.9 million) from Euros 20.5 million (U.S. $18.9 million). Vialog revenues grew 19% to Euros 24.8 million (U.S. $22.9 million) from Euros 20.8 million (U.S. $19.2 million). The combined growth of both companies was 26% to Euros
51.8 million (U.S. $47.8 million). Europe represented 27% of the combined revenues, while the United States represented 70% and Asia-Pacific 3%. Growth was mainly organic, and both companies saw increased use of automated services which accounted for 44,6%% of Genesys revenues, 26,3% for GCI (Genesys' US subsidiary) and 23,5% for Vialog at the end of March 2001.

The preliminary unaudited results reflect a gross margin of 59.5% of Genesys' first-quarter revenues -compared with 55.9% for the first quarter 2000, and 53.8% for Vialog for the first quarter, compared with 51.1% for the first quarter 2000, and a combined gross margin for the first quarter of 56.8%. The gross margin increase is primarily attributable to the increased usage of automated services, which generate higher margins.

Continuous improvement of EBITDA

The preliminary unaudited results reflect a combined Genesys and Vialog' EBITDA for the first quarter, excluding corporate expenses, of Euros 13.4 million (U.S. $12.4 million), which represents 25.8% of combined revenues up from a combined 24% for the comparable period last year. Corporate expenses represented 15.5% of Genesys-only revenues and 8.1% of combined revenues showing the results of cost control efforts.

Combined EBITDA after corporate expenses is approximately Euros 9.2 million (U.S. $8.5 million), which represents 17.7% of combined revenues.

"We are pleased to announce our first quarter results for both companies and that we are off to a strong start for the year," said Francois Legros, Genesys' Chairman and Chief Executive Officer. "First-quarter revenue growth was very strong and our profitability for the first quarter should be above our expectations. We are also keeping corporate expenses under strong control and for the quarter they decreased to 8.1 percent of combined revenues."

Significant contract win with major global and U.S. telecom carrier

Genesys announced that it has signed one of the largest ever outsourcing contracts for conferencing services with one of the leading global and U.S. carriers. Under the terms of this two-year contract, Genesys will provide privately branded services to the carrier's customers with a clear focus on fully automated services. Volumes are expected to be in the range of 85 to 120 million minutes per year with a ramp up in 2001. Size, technological leadership, international coverage and customer focus were key factors for Genesys to win this contract.

Francois Legros noted : "We believe that this is one of the most important contracts ever awarded to an independent conferencing specialist. It confirms that the combined company is a formidable competitor for teleconferencing business worldwide. We are very proud to partner with a leading international telecom carrier with$19 billion in revenues and over 30 million customers".

Vialog integration progresses according to plans

Genesys also reported that Genesys' U.S. management team was appointed immediately following the closing of the Vialog acquisition. Kim Mayyasi, former Chief Executive Officer of Vialog, becomes Chief Executive Officer of Genesys' North American combined operations, and Margie Medalle, former Chief Executive Officer of Genesys' North American operations, becomes President and Chief Operating Officer of the combined operations. Integration teams representing all functional areas of both companies have been planning integration programs since November 2000. The integration of the two companies is progressing according to plans.

Genesys confirmed that Vialog's recent debt refinancing will generate approximately U.S. $4.5 million of annual cash savings on interest expenses and that additional annual savings of $2 million are expected to be generated from operational synergies and the combination of the companies.

Pro Forma First-Quarter Results and Conference Call

Francois Legros also announced that Genesys will report pro forma financial results for the first quarter on May 15, 2001, followed by a conference call that will be broadcast simultaneously over the Internet.

--------------------------------------------------------------------------------
                            Genesys            Vialog            Combined

      In US GAAP         EUR M    $ M        EUR M    $ M       EUR M     $ M
--------------------------------------------------------------------------------
Revenue                      27,0   24,9         24,8  22,9         51,8    47.8
--------------------------------------------------------------------------------
Gross Margin %                  59,5 %              53,8 %             56,8 %
--------------------------------------------------------------------------------
EBITDA without                6,6    6,1          6,8   6,3         13,4   12,4
corporate charges
--------------------------------------------------------------------------------
% of revenue                    24,4 %              27,4 %             25,8 %
--------------------------------------------------------------------------------
EBITDA with corporate         2,8    2,6          6,4   5,9          9,2     8,5
costs
--------------------------------------------------------------------------------
% of revenue                     -               -                  17,7 %
--------------------------------------------------------------------------------


About Genesys Conferencing:

Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist: audio conferencing, data conferencing, video conferencing and webstreaming. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). Genesys Conferencing's revenue has grown by 24 times, internally and through acquisitions, over the past five years. The company's average yearly revenue growth rate during that same time span was 89 percent. In 2000, Genesys Conferencing's revenue amounted to approximately U.S. $85.3 million, up 95 percent from 1999, representing 305 million of conferencing minutes. Combined revenues of Genesys and Vialog for the full-year 2000 were US $164.4 million.

Press & Investor Relations in Europe

Pierre SCHWICH              Marine BRUN               Florence CATEL
EVP, Finance                Shareholder and           Press Relations
Tel: +33 4 67 06 27 55      Investor Relations        Tel : + 33 4 67 06 27 49
Pierre.schwich@genesys.com Tel : + 33 4 67 06 75 17 florence.catel@genesys.com -------------------------- investor@genesys.com


Press and Investor relations in North America

Mike Savage                 Paul Joyal
SVP Business Affairs        Press Relations
Tel : 781-761-6200          Tel : 781-761-6200
Msavage@genesys.com         pjoyal@genesys.com

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2001

                                            GENESYS SA


                                            By: /s/ Pierre Schwich
                                            -------------------------------
                                            Name:  Pierre Schwich
                                            Title: Chief Financial Officer